UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Galaxy Gaming, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

36318P105

(CUSIP Number)

ROBERT SAUCIER

TRIANGULUM PARTNERS LLC

6767 SPENCER STREET, LAS VEGAS, NV 89119

702-939-3254

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2017; February 21, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ROBERT SAUCIER TRIANGULUM PARTNERS LLC (27-0856613)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Robert Saucier – United States Triangulum Partners LLC – New Mexico
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Common Stock: 16,925,862 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power Common Stock: 16,925,862 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 16,925,862 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) Common Stock (1)(2): 42.56%
14	Type of Reporting Person (See Instructions) IN; HC

(1)On September 22, 2017, Triangulum Partners, LLC (“Triangulum”), an entity controlled by the Reporting Person, entered into Voting and Dispositive Control Agreements (the “VDCAs”) with 5 individuals, pursuant to which Triangulum transferred voting and dispositive control over an aggregate of 6,345,805 shares of common stock of Galaxy Gaming, Inc., held by Triangulum. Pursuant to the terms of the VDCAs, upon the expiration of the term of the VDCAs, all control rights, including all voting and dispositive rights, relating to the shares will revert and return to Triangulum. The VDCAs and the transaction are described more fully in a Current Report on Form 8-K filed by Galaxy Gaming, Inc., on September 27, 2017. Additionally, on February 21, 2018, Triangulum Partners, LLC (“Triangulum”), sold a total of 395,000 shares in an open market transaction.  This Amendment No. 1 to Schedule 13D is filed to disclose the change in beneficial ownership of Triangulum resulting from the VDCAs and the February 21, 2018, sale.

(2)The percentage is based upon the sum of shares of Common Stock outstanding as of as of February 23, 2018 (39,765,591 shares).

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Item 1.  Security and Issuer

The class of equity securities to which this Amendment No. 1 to Schedule 13D relates is common stock, $0.001 par value per share (“Common Stock”) of Galaxy Gaming, Inc., a Nevada corporation (the “Company” or the “Issuer”), with its principal executive offices at 6767 Spencer Street, Las Vegas, NV 89119.

Item 2.  Identity and Background

(a) through (c) and (f). This Statement is being filed by Robert Saucier (the “Reporting Person”), who is the Manager of named shareholder Triangulum Partners, LLC, a New Mexico limited liability company.  The business address of the Reporting Person is 6767 Spencer Street, Las Vegas, NV 89119.  Robert Saucier is the Manager of Triangulum Partners LLC.

(d) and (e). During the previous five (5) years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

N/A – As noted above, on September 22, 2017, Triangulum Partners, LLC (“Triangulum”), entered into a Voting and Dispositive Control Agreement (the “VDCAs”) with 5 individuals, pursuant to which Triangulum transferred voting and dispositive control over an aggregate of 6,345,805 shares of common stock of Galaxy Gaming, Inc., held by Triangulum. Additionally, on February 21, 2018, Triangulum Partners, LLC (“Triangulum”), sold a total of 395,000 shares in an open market transaction.

Item 4.  Purpose of Transaction

The purpose of this Amendment No. 1 to Schedule 13D is to report the change in beneficial ownership by the Reporting Person resulting from the VDCAs and the transfer of voting and dispositive control of 6,345,805 shares of common stock of Galaxy Gaming, Inc., by Triangulum on September 22, 2017, as well as sales by Triangulum of 395,000 shares of common stock of Galaxy Gaming, Inc., on February 21, 2018.  The VDCAs and the related transaction are described more fully in a Current Report on Form 8-K filed by Galaxy Gaming, Inc., on September 27, 2017.

The Reporting Person holds the shares of Common Stock of the Company through Triangulum as reported herein for the purpose of investment.

The Reporting Person may, from time to time and for his own account, increase or decrease his beneficial ownership of Common Stock or other securities of the Company. The Reporting Person has not reached any decision with respect to any such possible actions.  If the Reporting Person does increase or decrease his beneficial ownership of Common Stock or other securities of the Company, he will timely file an appropriate amendment to this Schedule 13D.  Other than as described in this Schedule 13D, and other than his service as a director of the Company, the Reporting Person does not have any plans or proposals which relate or would result in:

(a)The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

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(c)A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Company;

(e)Any material change in the present capitalization or dividend policy of the Company;

(f)Any other material change in the Company's business or corporate structure;

(g)Changes in the Company's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Company by any person;

(h)Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)As of the date hereof, the Reporting Person beneficially owned 16,925,862 shares of the Company’s Common Stock, through Triangulum, which represented approximately 42.56% of the Issuer’s common stock (based on 39,765,591 shares outstanding as of February 23, 2018).

(b)The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.  As the Manager of Triangulum Partners, LLC, Robert Saucier exercises voting and investment control with regard to the shares.

(c)Other than the transactions described in Item 3 and Item 4 above, the Reporting Person has not been involved in any transactions involving the securities of the Company in the last 60 days.

(d)Not applicable.

(e)Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No other contracts, arrangements, understandings or relationships are present than as otherwise disclosed in response to Items 2, 3, 4, and 5, above.

Item 7. Material to Be Filed as Exhibits

Voting and Dispositive Control Agreement (incorporated herein by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on September 27, 2017).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2018/s/Robert Saucier

DateRobert Saucier

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